SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K


Report of Foreign Private Issuer


Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934


Report on Form 6-K for 21 December 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa


(Name and address of registrant's principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under
cover of Form 20-F or Form 40-F.)

Form 20-F __X__    Form 40-F _____

Enclosures:

1.  Sasol publishes investor newsletter

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL


Sasol publishes investor newsletter


Sasol has published a new edition of Investor Insight, a
newsletter aimed at investors interested in Sasol, on its
website. Articles in the newsletter include a business
review and updates on several key projects and
initiatives at Sasol. The newsletter can be accessed as
follows:-

http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid=5600002&rootid=3


20 December 2004

Johannesburg

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 21 December 2004


By:    /s/  N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary